

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2012

Via E-mail
Robert J. Keller
Chairman and Chief Executive Officer
ACCO Brands Corporation
300 Tower Parkway
Lincolnshire, IL 60069

>   **Re: ACCO Brands Corporation**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed February 13, 2012**
>   **File No. 333-178869**

Dear Mr. Keller:

We have reviewed your responses to the comments in our letter dated January 30, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Risk Factors, page 32

1. We note your response to our prior comment 9 and reissue. We note your disclosure in the first paragraph of this section that "[t]he risks described below are the most material, although not the only risks relating to the Separation, the Merger and ACCO after the Transactions." Please revise this paragraph to clarify that you have discussed all known material risks. In this regard, we note that you have used the qualification "most material."

Background of the Merger, page 56

2. We note your response to our prior comment 15 and reissue in part. We note your disclosure that on June 14, 2011 your board authorized management to continue to explore a transaction with MWV provided a transaction could be completed within a specified range of valuation. Please revise to quantify the specified range of valuation established at this meeting.

Opinion of Barclays Capital, page 64

General, page 73

3. We note your response to our prior comment 30 and reissue in part. We note that Barclays Capital and its affiliates have agreed to provide financing to ACCO, MWV and Spinco in connection with the Transactions. Please revise the second paragraph to quantify any fees to be paid to Barclays Capital and its affiliates related to this financing. To the extent the fees to be paid to Barclays Capital and its affiliates are based on estimates, please include disclosure to that effect.

Certain Forecasts Prepared by ACCO, page 81

4. We note that Barclays Capital and William Blair used certain free cash flow projections provided by ACCO, MWV or MWV as adjusted by ACCO in their discounted cash flow analyses. We also note that the internal financial forecasts disclosed in this section and in the Certain Forecasts Prepared by MWV and the Mead C&OP Business Management section on page 83 do not include such projections. Please include the free cash flow projections.

5. We note that Barclays Capital and William Blair used certain projections provided by ACCO, MWV or MWV as adjusted by ACCO in certain financial analyses through fiscal year 2016 while the internal financial forecasts disclosed in this section and in the Certain Forecasts Prepared by MWV and the Mead C&OP Business Management section on page 83 are only provided through fiscal year 2015. Please revise accordingly.

Debt Financing, page 121

6. We note your response to our prior comment 35. Please revise this section to add an introductory paragraph to explain your anticipated timing related to the finalization of the anticipated debt financing discussed in this section. To the extent material, please also revise the Risk Factors section on page 32 to include any risks related to the finalization of your anticipated debt financing.

Information About the MEAD C&OP Business, page 169

7. We note your response to our prior comment 46. Please confirm your understanding that the exhibits you intend to file with the Form 10 rather than the Form S-4 may be subject to review and comment. Please also note that we continue to review the remainder of this response as it relates to Items 5, 6 and 7 of Form 10 and may have further comment.

Products, page 170

8. We note your response to our prior comment 47 and reissue. Please revise to discuss in greater detail the MEAD C&OP Business' principal products. We note, by way of comparison, the more fulsome description of ACCO's products on pages 134-135.

Comparison of the Rights of Stockholders Before and After the Transactions, page 210

9. We note your response to our prior comment 54. We also note the new disclosure in this section in which you state that stockholders should read, among other things, the relevant provisions of Delaware law. Given that you are not including the relevant provisions of Delaware law as an exhibit to the registration statement, this suggestion is inappropriate. Please revise accordingly.

Age of Financial Statements

10. Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Accountants' Consents

11. Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

12. Refer to Exhibit 23.7 for the consent of PKF. Please clarify the date of their audit report on the financial statements of Pelikan Artline Joint Venture and Controlled Entities is February 10, 2011, rather than February 2, 2011.

13. Similar to the consent provided for PKF, please include or tell us why an auditors' consent has not been provided by KPMG LLP relating to its audit report dated February 24, 2011 on the financial statements of ACCO Brands Europe Holding LP included at Exhibit 99.1 of ACCO Brands Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

       You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

                              Sincerely,

                              /s/ Justin Dobbie

                              Justin Dobbie
                              Legal Branch Chief

cc: <u>Via E-mail</u>
            William R. Kunkel, Esq.